UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information statement pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                 IDT Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   448947-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SCHEDULE 13G
------------------------------------------------                       ----------------------------------------------
CUSIP No.        448947-10-1                                           Page      2          of      5      Pages
          --------------------------------                                  ---------------    -----------
------------------------------------------------                       ----------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   David S. Steiner
--------- -----------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|

                                                                                                        (b) |_|
--------- -----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------- -----------------------------------------------------------------------------------------------------------
    NUMBER OF         5     SOLE VOTING POWER

     SHARES                     510,000
                   -------- -----------------------------------------------------------------------------------------
  BENEFICIALLY        6     SHARED VOTING POWER

    OWNED BY                    621,000
                   -------- -----------------------------------------------------------------------------------------
      EACH            7     SOLE DISPOSITIVE POWER

    REPORTING                   510,000
                   -------- -----------------------------------------------------------------------------------------
     PERSON           8     SHARED DISPOSITIVE POWER

      WITH                      621,000
--------- -----------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,131,000
--------- -----------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                             |_|

--------- -----------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.4%
--------- -----------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   IN
--------- -----------------------------------------------------------------------------------------------------------

Schedule 13G
David S. Steiner

Item 1.

          (a)     Name of Issuer:

                  IDT Corporation

          (b)     Address of Issuer's Principal Executive Offices:

                  294 State Street
                  Hackensack, NJ  07601

Item 2.

          (a)     Name of Person Filing:

                  David S. Steiner

          (b)     Address of Principal Business Officer or, if none, Residence:

                  75 Eisenhower Pkwy.
                  Roseland, NJ  07068

          (c)     Citizenship:

                  U.S.A.

          (d)     Title of Class of Securities:

                  Common Stock, par value $.01 per share

          (e)     CUSIP Number:

                  448947-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

          Not applicable.

Item 4.   Ownership.

          (a)     Amount Beneficially Owned:

                  1,131,000 shares, as of December 31, 1996, which includes (i) 10,000 shares issuable upon the exercise of stock options and (ii) 621,000 shares transferred by Mr. Steiner to the following irrevocable trusts over which he shares voting power with one individual: 207,000 shares held in trust for the benefit of Nancy J. Steiner; 207,000 shares held in trust for the benefit of Jane R. Steiner; and 207,000 shares held in trust for the benefit of Ellen S. Steiner.

          (b)     Percent of Class:  5.4%, as of December 31, 1996.

          (c)     Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        510,000 shares.

                  (ii)  shared power to vote or to direct the vote:
                        621,000 shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        510,000 shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        621,000 shares.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:  February 12, 1997


                                                     /s/    David S. Steiner
                                                     --------------------------
                                                            David S. Steiner